JAMAICA JIM, INC.
8001 IRVINE CENTER DRIVE, SUITE 400
IRVINE, CALIFORNIA 92618

Via EDGAR and facsimile

August 12, 2009

Mr. Jay Ingram
Mail Stop 4631
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Comment Letter dated August 5, 2009 Jamaica Jim, Inc. Amendment No. 2 to Preliminary Information Statement on Schedule 14C Filed July 14, 2009 File No. 333-148042

Dear Mr. Ingram:

This letter responds to the staff’s comments to the above referenced Schedule 14C filing of Jamaica Jim, Inc. (the "Company").  To facilitate your review of this response, each of the Company's responses is cross-referenced to the numbered comments in your letter, and the text of each of your comments precedes our response.

General

COMMENT 1:

We note your response to comment 2 of our letter dated July 8, 2009.  We believe that the information set forth in Item 14(b)(9) and (10) of Schedule 14A is applicable to your filing and should be disclosed.

Response to Comment 1:

Please see sub-sections (9) “Pro Forma Selected Financial Data” and (10) “Pro Forma Information” of the Company’s Amendment No. 2 to its Schedule 14C titled “Merger” for the disclosures required by Item 14(b)(9) and (10) of Schedule 14A.

COMMENT 2:

Please tell us whether you will deliver the documents you are incorporating by reference along with the proxy statement to security holders.  If you do not deliver such documents, please revise the Information Statement in accordance with the provisions of Note D.2 to Schedule 14A.

Mr. Jay Ingram
United States Securities and Exchange Commission
August 10, 2009

Response to Comment 2:

Please see the section of the Company’s Amendment No. 2 to its Schedule 14C titled “Information Incorporated by Reference” for the disclosures required by Note D.2 to Schedule 14A.

COMMENT 3:

Note that the summary term sheet required by Item 1001 of Regulation M-A must begin on the first or second page of the disclosure document provided to shareholders and must describe in plain English and bullet point format the most material terms of the proposed action.  Please revise.

Response to Comment 3:

Please see Page 1 of the Company’s Amendment No. 2 to its Schedule 14C for the section titled “Summary Term Sheet of the Merger” for the placement of disclosures required by Item 1001 of Regulation M-A.

The Company acknowledges that in connection with responding to all comments that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments you may have about this letter to company legal counsel Scott Olson, of Stoel Rives LLP, at telephone (503) 294-9463, facsimile (503) 220-2480.

Sincerely,

/s/ Bill Noonan
Bill Noonan

Principal Executive Officer
Jamaica Jim, Inc.